EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31 (Dollars in Millions)	2014	2013	2012	2011	2010
Earnings
1. Net income attributable to U.S. Bancorp	$5,851	$5,836	$5,647	$4,872	$3,317
2. Applicable income taxes, including expense related to unrecognized tax positions	2,087	2,032	2,236	1,841	935

3. Net income attributable to U.S. Bancorp before income taxes (1 + 2)	$7,938	$7,868	$7,883	$6,713	$4,252

4. Fixed charges:
a. Interest expense excluding interest on deposits*	$988	$1,120	$1,447	$1,676	$1,651
b. Portion of rents representative of interest and amortization of debt expense	112	108	103	102	101

c. Fixed charges excluding interest on deposits (4a + 4b)	1,100	1,228	1,550	1,778	1,752
d. Interest on deposits	465	561	691	840	928

e. Fixed charges including interest on deposits (4c + 4d)	$1,565	$1,789	$2,241	$2,618	$2,680

5. Amortization of interest capitalized	$—	$—	$—	$—	$—
6. Earnings excluding interest on deposits (3 + 4c + 5)	9,038	9,096	9,433	8,491	6,004
7. Earnings including interest on deposits (3 + 4e + 5)	9,503	9,657	10,124	9,331	6,932
8. Fixed charges excluding interest on deposits (4c)	1,100	1,228	1,550	1,778	1,752
9. Fixed charges including interest on deposits (4e)	1,565	1,789	2,241	2,618	2,680
Ratio of Earnings to Fixed Charges
10. Excluding interest on deposits (line 6/line 8)	8.22	7.41	6.09	4.78	3.43
11. Including interest on deposits (line 7/line 9)	6.07	5.40	4.52	3.56	2.59

*	Excludes interest expense related to unrecognized tax positions